UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND FOR THE SIX AND THREE-MONTH PERIOD

ENDED JUNE 30, 2015

PRESENTED IN COMPARATIVE FORM

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
EDENOR S.A	Empresa Distribuidora y Comercializadora Norte S.A.
EDESUR S.A	Empresa Distribuidora Sur S.A.
EASA	Electricidad Argentina S.A.
RTI	Tariff Structure Review
SE	Energy Secretariat
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
PUREE	Program for the Rational Use of Electric Power
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
SIESA	Salta Inversiones Eléctricas S.A.
SEGBA S.A.	Servicios Eléctricos del Gran Buenos Aires S.A.
MMC	Cost Monitoring Mechanism
MEM	Wholesale Electricity Market
ENRE	National Regulatory Authority for the Distribution of Electricity
LVFVD	Sale Settlements with Maturity Dates to be Determined
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
IFRIC	International Financial Reporting Interpretations Committee
TERI	Study, Review and Inspection of Works in Public Spaces Fees
FOTAE	Trust for the Management of Electricity Power Transmission Works
CYCSA	Comunicaciones y Consumos S.A.
PYSSA	Préstamos y Servicios S.A.
SACME	S.A. Centro de Movimiento de Energía
CNV	National Securities Commission

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: EASA

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF JUNE 30, 2015

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 13)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)            Includes 9,412,500 treasury shares as of June 30, 2015 and December 31, 2014.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2015 presented in comparative form

(Stated in thousands of pesos)

	Note	06.30.15	12.31.14
ASSETS

Non-current assets
Property, plant and equipment	8	7,340,378	6,652,482
Financial assets at amortized cost		39,770	-
Interest in joint ventures		434	432
Deferred tax asset	18	59,416	87,167
Other receivables	9	251,871	249,235
Total non-current assets		7,691,869	6,989,316

Current assets
Inventories		84,821	73,970
Other receivables	9	781,478	250,307
Trade receivables	10	946,536	882,949
Financial assets at fair value through profit or loss	11	1,136,737	254,447
Financial assets at amortized cost		903	-
Cash and cash equivalents	12	107,134	179,080
Total current assets		3,057,609	1,640,753
TOTAL ASSETS		10,749,478	8,630,069

Edenor S.A.

Condensed Interim Statement of Financial Position

as of June 30, 2015 presented in comparative form (Continued)

(Stated in thousands of pesos)

	Note	06.30.15	12.31.14
EQUITY
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Other comprehensive loss		(39,862)	(39,862)
Accumulated losses		(168,364)	(893,107)
TOTAL EQUITY		1,109,744	385,001

LIABILITIES
Non-current liabilities
Trade payables	14	215,556	231,105
Other payables	15	2,205,127	1,644,587
Borrowings	16	1,702,988	1,598,442
Deferred revenue		127,022	109,089
Salaries and social security payable	17	75,118	62,858
Benefit plans		170,635	150,355
Tax liabilities	19	2,543	3,164
Provisions	20	127,684	112,095
Total non-current liabilities		4,626,673	3,911,695
Current liabilities
Trade payables	14	3,622,674	3,299,891
Other payables	15	105,571	187,096
Borrowings	16	35,815	33,961
Derivative financial instruments		-	5,895
Deferred revenue		764	764
Salaries and social security payable	17	612,354	610,649
Benefit plans		19,738	10,566
Tax liabilities	19	582,486	160,483
Provisions	20	33,659	24,068
Total current liabilities		5,013,061	4,333,373
TOTAL LIABILITIES		9,639,734	8,245,068

TOTAL LIABILITIES AND EQUITY		10,749,478	8,630,069

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Income (Loss)

for the six-month period ended June 30, 2015

 presented in comparative form

(Stated in thousands of pesos)

		Six months at		Three months at
	Note	06.30.15	06.30.14	06.30.15	06.30.14
Revenue	21	1,868,010	1,753,215	899,395	852,650
Electric power purchases		(1,000,064)	(908,881)	(477,087)	(469,187)
Subtotal		867,946	844,334	422,308	383,463
Transmission and distribution expenses	22	(1,527,088)	(1,315,015)	(822,499)	(725,235)
Gross loss		(659,142)	(470,681)	(400,191)	(341,772)

Selling expenses	22	(366,372)	(279,843)	(195,160)	(146,933)
Administrative expenses	22	(306,533)	(197,297)	(169,589)	(109,123)
Other operating expense, net		(112,448)	(92,351)	(74,901)	(64,311)
Gain from interest in joint ventures		2	7	2	7
Income from non-reimbursable customer contributions		382	382	191	191
Operating loss before higer costs recognition and SE Resolution 32/15		(1,444,111)	(1,039,783)	(839,648)	(661,941)
Income recognition on account of the RTI - SE Resolution 32/15	2	2,388,652	-	1,054,775	-
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2	186,596	735,534	-	735,534
Operating profit (loss)		1,131,137	(304,249)	215,127	73,593

Financial income	23	37,633	148,281	19,545	127,939
Financial expenses	23	37,896	(341,776)	218,279	(194,748)
Other financial results	23	(26,549)	(265,996)	4,264	(18,473)
Net financial expense		48,980	(459,491)	242,088	(85,282)
Profit (Loss) before taxes		1,180,117	(763,740)	457,215	(11,689)

Income tax	18	(455,374)	40,939	(202,358)	27,451
Profit (Loss) for the period		724,743	(722,801)	254,857	15,762

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share	24	0.81	(0.81)	0.29	0.01

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2015

presented in comparative form

(Stated in thousands of pesos)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Other comprehen- sive loss	Accumulated deficit	Total equity
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302

Loss for the six-month period	-	-	-	-	-	-	(722,801)	(722,801)
Balance at June 30, 2014	897,043	397,716	9,412	10,347	3,452	(28,277)	(836,192)	453,501

Loss for the six-month complementary period	-	-	-	-	-	-	(56,915)	(56,915)
Other comprehensive loss for the year	-	-	-	-	-	(11,585)	-	(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	(39,862)	(893,107)	385,001

Profit for the six-month period	-	-	-	-	-	-	724,743	724,743
Balance at June 30, 2015	897,043	397,716	9,412	10,347	3,452	(39,862)	(168,364)	1,109,744

The accompanying notes are an integral part of these Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2015

presented in comparative form

(Stated in thousands of pesos)

	Note	06.30.15	06.30.14
Cash flows from operating activities
Profit (Loss) for the period		724,743	(722,801)
Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	22	132,027	113,756
Loss on disposals of property, plants and equipments		1,275	291
Net accrued interest		(89,605)	189,474
Exchange differences	23	105,903	347,295
Income tax	18	455,374	(40,939)
Allowance for the impairment of trade and other receivables, net of recovery		(7,031)	118
Adjustment to present value of receivables	23	(5,244)	(3,731)
Provision for contingencies		37,349	47,172
Other expenses - FOCEDE		25,910	-
Changes in fair value of financial assets	23	(78,263)	(39,354)
Accrual of benefit plans		42,498	18,035
Higher cost recognition – SE Resolution 250/13 and subsequent Notes	2	(186,596)	(735,534)
Income recognition on account of the RTI - SE Resolution 32/15	2	(447,438)	-
Net gain from the repurchase of Corporate Bonds	23	-	(44,474)
Income from non-reimbursable customer contributions		(382)	(382)
Changes in operating assets and liabilities:
Increase in trade receivables		(21,341)	(29,823)
Increase in other receivables		(531,782)	(27,868)
Increase in inventories		(10,850)	(30,381)
Increase (decrease) in deferred revenue		18,315	-
Decrease in trade payables		235,633	835,589
Decrease in salaries and social security payable		13,965	37,587
Decrease in benefit plans		(13,047)	(4,439)
(Decrease) Increase in tax liabilities		(7,747)	(8,536)
Increase in other payables		(26,636)	76,868
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)		25,613	224,733
Net decrease in provisions		(12,170)	(8,312)
Subtotal before variations of debts with Cammesa		380,471	194,337
Increase in account payable and mutuum with Cammesa		1,108,096	433,463
Net cash flows generated by operating activities		1,488,567	627,800

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2015

presented in comparative form (Continued)

(Stated in thousands of pesos)

	Note	06.30.15	06.30.14
Cash flows from investing activities
Payment of property, plants and equipments		(630,048)	(636,491)
Net (payment for) collection of purchase / sale of financial assets at fair value		(849,692)	(7,971)
Collection of receivables from sale of subsidiaries - SIESA		4,272	2,976
Net cash flows used in investing activities		(1,475,468)	(641,486)

Cash flows from financing activities
Payment of principal on loans		-	(364)
Payment of interest on loans		(83,484)	(75,289)
Net cash flows used in financing activities		(83,484)	(75,653)

Decrease in cash and cash equivalents		(70,385)	(89,339)

Cash and cash equivalents at the beginning of year	12	179,080	243,473
Exchange differences in cash and cash equivalents		(1,561)	7,221
Decrease in cash and cash equivalents		(70,385)	(89,339)
Cash and cash equivalents at the end of period	12	107,134	161,355

	Nota	06.30.15	06.30.14

Supplemental cash flows information
Non-cash investing and financing activities
Financial costs capitalized in property, plants and equipments	8	(118,597)	(7,295)
Acquisitions of property, plant and equipment through increased trade payables		(72,553)	-
Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	10,619	(168,426)
Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13, subsequent Notes and SE Resolution 32/15)	2	158,081	(1,038,047)
Decrease from offset of other liabilities with CAMMESA for loans for consumption (Mutuums) granted for higher salary costs (SE Resolution 32/15)		(447,438)	-
Decrease in financial assets at fair value from repurchase of Corporate Bonds		-	91,638

The accompanying notes are an integral part of these Financial Statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form

1.                   General information

History and development of the Company

EDENOR S.A., or the Company, was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric provided out by SEGBA S.A.

After an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, in the form of Class "A" shares, to the successful bidder EASA, the parent company of Edenor S.A. The award and the transfer contract were approved on August 24, 1992 by Decree No. 1507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency; assign the use of the grid to provide electricity transmission or other voice, data and image transmission services, and; render advisory, training, maintenance, consulting, and management services and supply know-how related to the distribution of electricity, both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine law.

The Company’s economic and financial situation

In fiscal years 2011, 2012 and 2014, the Company recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of service, and a delay in obtaining rate increases and/or a real recognition of higher costs (“MMC”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above, in general terms, quality in the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity as part of  economic growth and the standard of living in recent years has also been met. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan or providing essential operation and maintenance works that are necessary to maintain quality and safety in the provision of this public service in a satisfactory manner.

The Company has made a series of presentations before control agencies, regulatory authorities and courts in order to instrument the necessary mechanisms for an efficient and safe provision of the distribution service, the maintenance of the level of investments and compliance with the increased demand.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007-January 2015, implemented by SE Resolution 250/13, SE Notes 6852/13, 4012/14, 486/14, 1136/14 and SE Resolution 32/15, represented a significant step towards the recovery of the Company’s economic and financial situation, the effects thereof did not allow for the absorption of either operating nor investment costs or for the payment of financial services.  However, the constant increase in the necessary operating costs to maintain service levels. and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, which shows that this recognition has been insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

In consequence, the Company permanently maintained in the last four fiscal years a working capital deficit, inasmuch as it had neither the necessary nor the adequate conditions to access the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. As of June 30, 2015, the working capital deficit amounted to $1.9 billion. Thus, at the date of issuance of these financial statements, the signing of the payment plan agreement between the Company and CAMMESA for the amounts owed, as described in Note 2.a).e), is pending.

In view of the above, in 2014, the Company obtained from the Federal Government loan grants for consumption (mutuums) to thus afford specific obligations, such as: a) the salary increases granted to Company employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, applicable also to those contractors whose employees are included in the collective bargaining agreements with the union, not currently in effect by Resolution 32 (Note 2.c); and b) the investment plan resulting from the temporary insufficiency of funds obtained from the fixed charges established by Resolution 347/12 and Resolution 32 (Note 2.c).

Additionally, on March 13, 2015, the Official Gazette published SE Resolution 32/15, issued by the Energy Secretariat (SE), which addresses the need for the adjustment of the economic and financial situation of distribution companies and considers urgent and temporary measures necessary that should be adopted to maintain the normal provision of the public service (Note 2.b). As a consequence of this Resolution, the Company had positive operating results in this area, which have been disclosed in the “Recognition of income on account of the RTI – SE Resolution 35/15” line item within the Statement of Comprehensive Income (Loss).

Based on the cost increase estimates and financial projections made by the Company, and the measures of SE Resolution 32/15, the Board of Directors believes that financial resources will be available, at least during fiscal year 2015, to cover not only the operating costs and debt interest payments, but also part of the investment plans, if the payment plan to be defined with CAMMESA to settle the remaining debt with MEM conformsis met by the generation of a surplus cash flow. Compliance with the investment plans will depend on whether the assistance received until now under the Loan for consumptionMutuum Agreement continues.

Although these temporary measures help decrease the degree of uncertainty concerning the Company’s financial ability for the current fiscal year 2015, the Board of Directors believes that the sustainable recovery of the economic and financial equation of the public service, object of the concession, will fundamentally depend on the application of an RTI that considers permanent development of operating costs, that allows for the payment of the required investments to meet increasing demand with the quality levels stipulated in the Concession Agreement, and that makes it possible to have access to financing sources, cover the corresponding costs and, at the same time, generate a reasonable return on the investment.

The Company Board of Directors will continue to take steps before the regulatory authority aimed not only at monitoring the compliance with and effectiveness of the temporary measures adopted until now, but also obtaining compliance with the provisions of both the Adjustment Agreement and SE Resolution 32/15 concerning the performance of the RTI.

To date, the outcome of the RTI continues to be uncertain as to both its timing and final form.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

Although the conditions of uncertainty existing in previous fiscal years have been mitigated, when compared to short-term projections of the temporary measures adopted by the Federal Government, there is no assurance that such measures will continue to be effective after this first year of application.  The effectiveness will depend on the increase of costs in subsequent periods and the availability of resources from the Federal Government to absorb them while, at the same time, continue with the assistance provided through the Mutuums Loans for Consumption,, until the RTI has been resolved in a satisfactory manner.

2.                  Regulatory framework

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2014, except for the following:

a)           Resolution 32/15

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company in the financial statements as of December 31, 2014, are as follow:

The SE issued SE Resolution 32/15, whereby it:

a)       Grants a temporary increase in income to Edenor effective as from February 1, 2015, and on account of the RTI, in order for the Company to cover expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will be produced from the difference between the Theoretical electricity rate schedule included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are provided to the SE and CAMMESA on a monthly basis. These funds will be contributed by the Federal Government and transferred to the Company by CAMMESA.

b)     Establishes that, as from February 1, 2015, the funds relating to the PUREE to which SE Resolution 745/05 refers will be regarded as part of the Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

c)     Authorizes the Company to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the MMC established receivables, including interest, if any, for both concepts.

d)     Instructs CAMMESA to issue LVFVD in favor of the Company for the surplus, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by the Company under the Loans for consumption (Mutuums) granted for higher salary costs.

e)     Instructs CAMMESA to implement a payment plan to be defined with the Company, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

f)      Establishes that the Company will neither distribute dividends nor use the income deriving from that which has been detailed in caption a) to repay loans to financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of the Company’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

g)     Establishes that the Company shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to compliance with clause 4.2 of the Adjustment Agreement and the resolution.

The impacts of SE Resolution 32/2015 on the Statement of Comprehensive Income (Loss) are summarized below:

		06.30.15
Other income
Additional increase from the difference between the electricity rate schedules (February-June/15) (1)	a)	1,650,346
Funds obtained from the program for the rational use of electric power (PUREE)	b)	290,868
Decrease in loans for consumption (Mutuums) granted for higher salary costs	d)	447,438
Higher cost recognition		186,596
Total other income		2,575,248

(1) As of June 30, 2015, the balance pending collection amounts to $ 353.1 million.

Additionally, and as established by the Energy Secretariat through SE Note No. 1208 dated June 29, 2015, the amounts owed to CAMMESA have been recalculated based on the new adopted criteria.  Thus on July 22, 2015, the newly owed amounts were agreed upon, and CAMMESA issued the LVFVD established in captions c) and d) and the documents supporting what had been agreed. The net result of this agreement generated a profit of $ 254.4 million that has been recorded in the “Financial expenses” line item within the Statement of Comprehensive Income (Loss).

At the date of issuance of these financial statements, Company Management has been analyzing the steps to be taken as indicated in section 14 of SE Resolution 32/15, detailed in the preceding caption g).

b)         Loans for consumption (mutuums) and assignments of secured receivables

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2014, except for the following:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

On January 22, March 13, and June 10, 2015, the loan for consumption agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 1.04 billion, $ 304.7 million and $460.1 million, respectively.

As of June 30, 2015, the debt related to this concept amounts to $ 908.7 million (comprised of $ 831.6 million principal and $ 77.1 million in accrued interest) which is disclosed in “Other non-current payables”.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

2) Higher salary costs

The aforementioned SE Resolution 32/15 resolves that LVFVD be issued in favor of the Company for the Loan for consumption (Mutuum) received by the Company to afford the salary increases deriving from the application of Resolution 836/14 of the Ministry of Labor, Employment and Social Security; allowing the Company to offset them against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

In this regard, as of June 30, 2015, the Company made the pertinent recordings, fully canceling the $476.7 million liability for this concept, thus generating a positive result of $ 447.4 million relating to the principal received, which has been disclosed in the “Recognition of income on account of the RTI – SE Resolution 32/15” line item of the income statement, and a positive result of $ 29.3 million, relating to interest accrued, which has been disclosed in the “Financial expenses” line item of the income statement.

c)            Framework Agreement

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2014, are as follow:

In June 2015, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires signed an Addendum pursuant to which the New Framework Agreement was renewed for a period of four years, from January 1, 2015 to December 31, 2018.

Therefore, as of June 30, 2015, the Company recognized the revenue relating to this concept, which amounts to $ 45.6 and has been disclosed in the “Revenue from sales” line item of the Condensed Interim Statement of Comprehensive Income (Loss).

3.                  Basis of preparation

These condensed interim financial statements for the six and three-month periods ended June 30, 2015 and 2014 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”.

This condensed interim financial information must be read together with the Company’s financial statements as of December 31, 2014, which have been prepared in accordance with IFRS. These condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise. They have been prepared under the historical cost convention, as modified by the measurement of financial assets at fair value through profit or loss.

The condensed interim financial statements for the six-month periods ended June 30, 2015 and 2014 have not been audited. The Company Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the six-month periods ended June 30, 2015 and 2014 do not necessarily reflect the Company’s results in proportion to the full fiscal years.

These condensed interim financial statements were approved for issue by the Company Board of Directors on August 7, 2015.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

Comparative information

The balances as of December 31, 2014 and for the six-month period ended June 30, 2014, disclosed in these condensed interim financial statements for comparative purposes, arise from the financial statements as of those dates.

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the financial statements for the last financial year, which ended December 31, 2014, except for those mentioned below.

There are no new IFRS or IFRIC applicable as from the current period that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited financial statements as of December 31, 2014 prepared under IFRS.

•       Recognition of income on account of the RTI - SE Resolution 32/15

The recognition established by SE Resolution 32/15 falls within the scope of IAS 20, inasmuch as it implies a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

It is recognized at fair value when there is reasonable assurance that it will be collected and the Company has complied with the provision of the service.

Such concept has been disclosed in the “Recognition of income on account of the RTI - SE Resolution 32/15” line item of the Condensed Interim Statement of Comprehensive Income (Loss).

5.                   Financial risk management

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

Financial risk factors

•         Currency risk

As of June 30, 2015 and December 31, 2014, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.2015	Total 12.31.2014

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	-	8.988	-	2,807
TOTAL NON-CURRENT ASSETS		-		-	2,807
CURRENT ASSETS
Financial assets at fair value through profit or loss	USD	-	8.988	-	26,002
Cash and cash equivalents	USD	750	8.988	6,741	6,392
	EUR	13	10.005	126	148
TOTAL CURRENT ASSETS		763		6,867	32,542
TOTAL ASSETS		763		6,867	35,349

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	187,389	9.088	1,702,988	1,598,442
TOTAL NON-CURRENT LIABILITIES		187,389		1,702,988	1,598,442
CURRENT LIABILITIES
Trade payables	USD	5,774	9.088	52,472	76,502
	EUR	126	10.140	1,282	20,053
	CHF	30	9.728	295	262
	NOK	68	1.166	79	79
Borrowings	USD	3,941	9.088	35,815	33,961
TOTAL CURRENT LIABILITIES		9,939		89,943	130,857
TOTAL LIABILITIES		197,328		1,792,931	1,729,299

(1)       The exchange rates used are those of Banco Nación in effect as of June 30, 2015 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).  An average exchange rate is used for balances with related parties.

As of June 30, 2015, the Company has Argentine sovereign debt bonds it has acquired in order to hedge this financial risk.

•         Financial instruments

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-          Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

-          Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

The table below shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2015 and December 31, 2014:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At June 30, 2015
Assets
Cash and cash equivalents
Money market funds	77,556	-	-	77,556
Financial assets at fair value through profit or loss:
Government bonds	22,470	-	-	22,470
Money market funds	1,114,267	-	-	1,114,267
Total assets	1,214,293	-	-	1,214,293

At December 31, 2014
Assets
Cash and cash equivalents
Money market funds	135,537	-	-	135,537
Financial assets at fair value through profit or loss:
Government bonds	21,150	-	-	21,150
Money market funds	233,297	-	-	233,297
Total assets	389,984	-	-	389,984

Liabilities
Derivative financial instruments	-	5,895	-	5,895
Total liabilities	-	5,895	-	5,895

Concentration risk factors

•         Related to employees who are union members

On June 8, 2015, an agreement was entered into by the Ministry of Labor, Employment and Social Security, EDESUR S.A., the Sindicato de Luz y Fuerza Capital Federal (Electric Light and Power Labor Union), the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) and the Company, pursuant to which the following was established:

A salary increase, until April 30, 2016, of 16% from May 1, 2015 and of a non-cumulative 11.8% from September 1, 2015.

An 11.9% increase, for the period May-October 2016, to be calculated on the salaries of April 2016.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreement of the above-mentioned union/association.

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In preparing these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the financial statements for the year ended December 31, 2014.

a.        Impairment of long-lived assets

As from the implementation of SE Resolution No. 32/15, which established a temporary increase in income effective as from February 1, the projections made by the Company have been adjusted with regard to the recoverability of its property, plant and equipment.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as of June 30, 2015 is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to the financial statements as of December 31, 2014. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Note 2 to these financial statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in income will be obtained as from 2016.

In spite of the current economic and financial situation, described in Note 1 to these financial statements, the Company has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them it is estimated that the Company will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, the Company has considered different timing and magnitude of an increase in the DAV (Distribution Added Value).

The scenarios that have been considered are the following:

a) Scenario called Pessimistic scenario: in this scenario, the Company contemplates the effects of SE Resolution 32/15 and assumes modest electricity rate increases as from 2016 as a result of the gradual implementation of the RTI. CAMMESA’s financial assistance, as regards the reception of loans for consumption (mutuums) for the Extraordinary Investment Plan, is maintained until 2017. In 2017, the accumulated debt for energy purchases would begin to be paid and past higher real costs (not covered by the MMC) would be recognized, which would allow for the offsetting of the debts with CAMMESA against accumulated interest. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, the Company contemplates the effects of SE Resolution 32/15 and assumes reasonable electricity rate increases as from 2016, as a result of the gradual implementation of the RTI. CAMMESA’s financial assistance, as regards the reception of loans for consumption (mutuums) for the Extraordinary Investment Plan, is maintained until 2017. In 2017, the accumulated debt for energy purchases would begin to be paid and past higher real costs (not covered by the MMC) would be recognized, which would allow for the offsetting of the debts with CAMMESA against accumulated interest. Probability of occurrence assigned 65%.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

c) Scenario called Optimistic scenario: in this case, the Company contemplates the effects of SE Resolution 32/15 and assumes increases in its remuneration in addition to that recognized in the Intermediate scenario as from 2016, as a result of the gradual implementation of the RTI. CAMMESA’s financial assistance, as regards the reception of loans for consumption (mutuums) for the Extraordinary Investment Plan, is maintained until 2017. In 2017, the accumulated debt for energy purchases would begin to be paid and past higher real costs (not covered by the MMC) would be recognized, which would allow for the offsetting of the debts with CAMMESA against accumulated interest. Probability of occurrence assigned 15%.

The Company has assigned to these three scenarios the previously detailed percentages of probability of occurrence based mainly on past experience and considering also the delay in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

Based on the aforementioned, the Company has determined that the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value as of June 30, 2015.

b.           Going concern

These financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally during fiscal year 2015 because in the Company’s opinion SE Resolution 32/15 provides greater certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the RTI.

7.                   Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the financial statements as of December 31, 2014, except for the following:

a.        Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with the Company in 2006, and for damages caused as a result of such breach.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

Provisional Remedy:  In the same action, in February 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to the Company on December 19, 2014.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time on June 2, 2015.

b.       TERI

At the date of issuance of these condensed interim financial statements, the Company has received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 49.9 million for this concept.

In the Company’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of the Company as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	162,192	1,444,310	4,086,201	1,953,167	632,114	1,960,435	136,188	10,374,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,744)	(773,126)	(405,096)	-	-	(3,722,125)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

Additions	-	-	9,599	-	-	804,813	6,786	821,198
Disposals	-	-	(1,215)	(60)	-	-	-	(1,275)
Transfers	21,615	99,149	350,568	146,113	44,742	(662,187)	-	-
Depreciation for the year	(5,216)	(19,752)	(49,825)	(32,154)	(25,080)	-	-	(132,027)
Net amount 06.30.15	133,770	987,369	2,432,584	1,293,940	246,680	2,103,061	142,974	7,340,378

At 06.30.15
Cost	183,807	1,543,460	4,439,248	2,099,174	676,856	2,103,061	142,974	11,188,580
Accumulated depreciation	(50,037)	(556,091)	(2,006,664)	(805,234)	(430,176)	-	-	(3,848,202)
Net amount	133,770	987,369	2,432,584	1,293,940	246,680	2,103,061	142,974	7,340,378

•            During the period ended June 30, 2015, direct costs capitalized amounted to $ 122 million.

•            Financial costs capitalized for the period ended June 30, 2015 amounted to $ 118.6 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	7,407	625,120	11,259	643,786
Disposals	-	-	(159)	(132)	-	-	-	(291)
Transfers	9,235	6,069	83,874	60,560	20,523	(180,261)	-	-
Depreciation for the year	(2,895)	(18,170)	(45,862)	(29,294)	(17,535)	-	-	(113,756)
Net amount 06.30.14	102,443	853,312	1,944,040	1,087,054	182,912	1,487,449	61,836	5,719,046

At 06.30.14
Cost	142,390	1,373,131	3,861,833	1,830,066	566,598	1,487,449	61,836	9,323,303
Accumulated depreciation	(39,947)	(519,819)	(1,917,793)	(743,012)	(383,686)	-	-	(3,604,257)
Net amount	102,443	853,312	1,944,040	1,087,054	182,912	1,487,449	61,836	5,719,046

•            During the period ended June 30, 2014, direct costs capitalized amounted to $ 71 million.

•            Financial costs capitalized for the period ended June 30, 2014 amounted to $ 7.3 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

9.                  Other receivables

	Note	06.30.15	12.31.14
Non-current:
		-	-
Minimum national income tax		169,681	168,588
Tax credits		5,168	2,089
Financial credit		69,784	71,192
Related parties	25.c	7,238	7,366
Total Non-current		251,871	249,235

Current:
Prepaid expenses		4,537	3,198
Credit form Income recognition on account of the RTI - SE Resolution 32/15	2	353,054	-
Value added tax		187,763	167,207
Advances to suppliers		6,987	8,070
Advances to personnel		830	1,782
Security deposits		2,773	2,424
Financial credit		12,614	6,658
Receivable with FOCEDE (1)		185,118	-
Receivables from electric activities		35,044	48,581
Related parties	25.c	662	753
Guarantee deposits on derivative financial instruments		-	15,322
Allowance for the impairment of other receivables		(19,171)	(16,647)
Judicial deposits		10,314	11,900
Other		953	1,059
Total Current		781,478	250,307

(1)   As of June 30, 2015, the net position held by the Company with the FOCEDE is comprised of the following:

06.30.15
Fixed charge Res. 347/12 collected from customers and not transferred	(1,531)
Funds received in excess of that transferred to FOCEDE from fixed charge Res. 347/12	1,925
Outstanding receivables from extraordinary Investment Plan	307,018
Provision for FOCEDE expenses	(122,294)
185,118

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.15	03.31.14
Balance at beginning of year	16,647	20,412
Increase	2,524	248
Decrease	-	(4,770)
Recovery	-	(1,839)
Balance at end of period	19,171	14,051

10.               Trade receivables

	06.30.15	12.31.14
Current:
Sales of electricity - Billed (1)	666,399	641,920
Sales of electricity – Unbilled	218,985	207,653
Framework Agreement	90,798	75,815
National Fund of Electricity	-	3,428
Fee payable for the expansion of the transportation and others	19,372	16,851
Receivables in litigation	22,419	21,844
Allowance for the impairment of trade receivables	(71,437)	(84,562)
Total Current	946,536	882,949

(1)                  Net of stabilization factor.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.15	03.31.14
Balance at beginning of year	84,562	73,185
Increase	-	1,709
Decrease	(3,570)	(2,171)
Discontinued operations	(9,555)	-
Balance at end of period	71,437	72,723

11.                Financial assets at fair value through profit or loss

	06.30.15	12.31.14
Current
Government bonds	22,470	21,150
Money market funds	1,114,267	233,297
Total current	1,136,737	254,447

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

12.               Cash and cash equivalents

	06.30.15	12.31.14	06.30.14
Cash and banks	24,431	38,691	18,929
Time deposits	5,147	4,852	8,720
Money market funds	77,556	135,537	133,706
Total cash and cash equivalents	107,134	179,080	161,355

13.               Share capital and additional paid-in capital

As of June 30, 2015, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Argentine Business Organizations Law

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2015, the Company shareholders, based on the Company’s current financial position and the development thereof since the beginning of fiscal year 2015 as a consequence of the impact caused by the application of SE Resolution 32/15, which would prompt the Company, in the short term, to improve its financial position and thereby rectify the situation of mandatory share capital reduction to which it was exposed as of December 31, 2014, resolved not to reduce the Company’s share capital and instructed the Board of Directors to call an Extraordinary Shareholders’ Meeting if, due to the results of operations for the next three-month periods, the Company would once again become subject to compliance with the mandatory reduction of share capital set forth in section 206 of the Argentine Business Organizations Law. Therefore, it was also decided not to introduce the amendment to the By-Laws arising from the described situation. Due to the financial situation disclosed as of June 30, 2015, the Company is no longer subject to the mandatory share capital reduction set forth in the aforementioned section of the Argentine Business Organizations Law.

14.               Trade payables

	06.30.15	12.31.14
Non-current
Suppliers	-	364
Customer guarantees	63,257	60,743
Customer contributions	100,599	118,298
Funding contributions - substations	51,700	51,700
Total Non-current	215,556	231,105

Current
Payables for purchase of electricity - CAMMESA (1)	2,724,819	2,257,059
Provision for unbilled electricity purchases - CAMMESA	212,268	305,890
Suppliers	533,545	570,434
Customer contributions	130,326	148,076
Funding contributions - substations	21,716	18,432
Total Current	3,622,674	3,299,891

(1)   As of June 30, 2015 and December 31, 2014 net of $ 3.2 billion and $ 3.4 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and Resolution 32/15. The respective LVFVD were issued on July 22, 2015.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

15.                Other payables

	06.30.15	12.31.14
Non-current
Loans (mutuum) with CAMMESA	908,697	506,753
ENRE penalties and discounts	1,149,344	1,032,193
Liability with FOTAE	147,086	105,641
Total Non-current	2,205,127	1,644,587

Current
Program for the rational use of electric power (1)	-	17,522
ENRE penalties and discounts	63,901	70,589
Liability with FOCEDE (2)	-	85,386
Related parties (Note 25.c)	2,216	2,706
Advances for works to be performed	39,453	10,650
Other	1	243
Total Current	105,571	187,096

(1)    As of June 30, 2015 and December 31, 2014, net of $ 2.2 billion and $ 2.2 billion, respectively, offset in accordance with the provisions of SE Resolution 250/13, subsequent Notes and SE Resolution 32/15. The respective LVFVD were issued on July 22, 2015.

(2)    As of December 31, 2014, the net position held by the Company with the FOCEDE is comprised of the following:

16.               Borrowings

	06.30.15	12.31.14
Non-current
Corporate notes (1)	1,702,988	1,598,442
Total non-current	1,702,988	1,598,442

Current
Interest	35,815	33,961
Total current	35,815	33,961

(1)    Net of debt repurchase and issuance expenses.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

17.                Salaries and social security taxes

	06.30.15	12.31.14
Non-current
Early retirements payable	4,044	3,116
Seniority-based bonus	71,074	59,742
Total non-current	75,118	62,858

Current
Salaries payable and provisions	533,633	543,564
Social security payable	75,339	64,899
Early retirements payable	3,382	2,186
Total current	612,354	610,649

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2014, except for the following:

	06.30.15	12.31.14
Deferred tax assets
Inventories	204	197
Derivative financial instruments	-	2,063
Trade receivables and other receivables	27,505	26,851
Trade payables and other payables	338,625	347,324
Salaries and social security payable	18,058	20,935
Benefit plans	66,631	56,323
Tax liabilities	13,876	13,893
Provisions	56,470	47,657
Deferred tax asset	521,369	515,243

Deferred tax liabilities
Property, plants and equipments	(446,591)	(417,006)
Financial assets at fair value through profit or loss	(4,959)	-
Borrowings	(10,403)	(11,070)
Deferred tax liability	(461,953)	(428,076)

Net deferred tax assets	59,416	87,167

Taking into account prior year tax losses and the sensitivity of the variables used in the projection of the tax result for 2015, such as the devaluation of the peso and the salary hikes, at the date of these financial statements the Company Management has concluded that there is still no solid and conclusive evidence to recognize prior year tax losses. As of June 30, 2015, the aforementioned tax losses amount to $ 278.2 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

The detail of the income tax charge is as follows:

	06.30.15	06.30.14
Deferred tax	(27,752)	40,939
Current tax	(427,622)	-
Income tax expense	(455,374)	40,939

	06.30.15	06.30.14
Profit (Loss) before taxes	1,180,117	(763,740)
Applicable tax rate	35%	35%
(Loss) Gain Profit at the tax rate	(413,041)	267,309

Gain from interest in joint ventures	1	2
Other	(1)	908
Subtotal	(413,041)	268,219

Unrecognized net deferred tax assets/liabilities	-	(262,065)
Difference between provision and tax return	(42,333)	34,785
Income tax expense	(455,374)	40,939

19.               Tax liabilities

	06.30.15	12.31.14
Non-current
Tax regularization plan	2,543	3,164
Total Non-current	2,543	3,164

Current
Income tax provision net of the minimum presumed income tax credit	427,622	-
Tax on minimum national income tax payable, net	-	14,730
Provincial, municipal and federal contributions and taxes	66,723	67,999
Tax withholdings	42,857	34,625
SUSS (Social Security System) withholdings	1,691	1,485
Municipal taxes	41,768	39,870
Tax regularization plan	1,825	1,774
Total Current	582,486	160,483

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.14	112,095	24,068

Increases	15,589	21,760
Decreases	-	(12,169)
At 06.30.15	127,684	33,659

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	-	47,172
Decreases	(3)	(8,308)
At 06.30.14	83,118	49,531

21.               Revenue from sales

	06.30.15	06.30.14
Sales of electricity (1)	1,829,083	1,724,725
Right of use on poles	36,312	26,221
Connection charges	1,976	1,905
Reconnection charges	639	364
Total Revenue from sales	1,868,010	1,753,215

(1)   Includes revenue from the application of Resolution 347/12 for $ 258.1 million and $ 244.3 million for the six-month periods ended June 30, 2015 and 2014, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

22.              Expenses by nature

The detail of the expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	869,521	135,631	155,387	1,160,539
Pension plans	31,841	4,967	5,690	42,498
Communications expenses	6,135	26,801	1,427	34,363
Allowance for the impairment of trade and other receivables	-	2,524	-	2,524
Supplies consumption	99,768	-	7,211	106,979
Leases and insurance	250	-	28,571	28,821
Security service	20,962	416	9,674	31,052
Fees and remuneration for services	255,699	156,527	78,229	490,455
Public relations and marketing	-	-	3,533	3,533
Advertising and sponsorship	-	-	1,820	1,820
Reimbursements to personnel	659	109	439	1,207
Depreciation of property, plants and equipments	112,856	13,670	5,501	132,027
Directors and Supervisory Committee members’ fees	-	-	1,740	1,740
ENRE penalties	129,256	2,840	-	132,096
Taxes and charges	-	22,846	5,489	28,335
Other	141	41	1,822	2,004
At 06.30.15	1,527,088	366,372	306,533	2,199,993

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2015 for $ 122 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	597,892	104,233	91,293	793,418
Pension plans	13,591	2,369	2,075	18,035
Communications expenses	5,706	19,732	1,273	26,711
Allowance for the impairment of trade and other receivables	-	1,957	-	1,957
Supplies consumption	100,622	-	5,832	106,454
Leases and insurance	4,721	-	15,516	20,237
Security service	11,665	161	6,292	18,118
Fees and remuneration for services	362,518	119,609	59,831	541,958
Public relations and marketing	-	-	2,547	2,547
Advertising and sponsorship	-	-	1,312	1,312
Reimbursements to personnel	581	194	738	1,513
Depreciation of property, plants and equipments	101,707	7,144	4,905	113,756
Directors and Supervisory Committee members’ fees	-	-	1,422	1,422
ENRE penalties	115,878	5,780	-	121,658
Taxes and charges	-	18,632	3,462	22,094
Other	134	32	799	965
At 06.30.14	1,315,015	279,843	197,297	1,792,155

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2014 for $ 71 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

23.              Net financial income (expense)

	06.30.15	06.30.14
Financial income
Commercial interest	23,933	20,862
Financial interest	13,700	127,419
Total financial income	37,633	148,281

Financial expenses
Interest and other (1)	(65,344)	(89,590)
Fiscal interest	(1,506)	(3,600)
Commercial interest (3)	118,822	(244,565)
Bank fees and expenses	(14,076)	(4,021)
Total financial expenses	37,896	(341,776)

Other financial results
Exchange differences	(105,903)	(347,295)
Adjustment to present value of receivables	5,244	3,731
Changes in fair value of financial assets (2)	85,137	42,796
Net gain from the repurchase of Corporate Notes	-	44,474
Other financial expense	(11,027)	(9,702)
Total other financial expense	(26,549)	(265,996)
Total net financial expense	48,980	(459,491)

(1)      Net of interest capitalized as of June 30, 2015 and 2014 for $ 118.6 million and $ 7.3 million, respectively.

(2)      Includes changes in the fair value of financial assets on cash equivalents as of June 30, 2015 and 2014 for $ 6.9 million and $ 3.4 million, respectively.

(3)      Net of the profit recorded due to the agreement with CAMMESA described in Note 2.a).

24.              Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2015 and 2014, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	06.30.15	06.30.14
Profit (Loss) for the period attributable to the owners of the Company	724,743	(722,801)
Weighted average number of common shares outstanding	897,043	897,043
Basic and diluted earnings (loss) per share – in pesos	0.81	(0.81)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

25.               Related-party transactions

•       The following transactions were carried out with related parties:

a.     Income

Company	Concept	06.30.15	06.30.14

CYCSA	Other income	-	75
PYSSA	Advertising on EDENOR bill	-	2
		-	77

b.    Expense

Company	Concept	06.30.15	06.30.14

EASA	Technical advisory services on financial matters	(10,986)	(9,652)
SACME	Operation and oversight of the electric power transmission system	(12,577)	(8,906)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(20)	(205)
PYSSA	Financial and granting of loan services to customers	(41)	(50)
		(23,624)	(18,813)

•       The balances with related parties are as follow:

c.     Receivables and payables

	06.30.15	12.31.14
Other receivables - Non current
SACME	7,238	7,366
	7,238	7,366

Other receivables - Current
SACME	662	667
CYCSA	-	86
	662	753

	06.30.15	12.31.14
Trade and Other payables
SACME	(2,216)	(2,706)
	(2,216)	(2,706)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements

as of June 30, 2015 presented in comparative form (continued)

d.    Key management personnel’s remuneration

	06.30.15	06.30.14
Salaries	38,186	30,380
	38,186	30,380

RICARDO TORRES
Chairman

Free translation from the original in Spanish for publication in Argentina

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of June 30, 2015, the related condensed interim statement of comprehensive income for the six and three months periods ended June 30, 2015, the related condensed interim statements of changes in equity and cash flows for the six-month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2014 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in first paragraph in accordance with IAS 34 “Interim financial information”. Our responsibility is to express a conclusion based on the limited review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

We draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of the Company.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)    the condensed interim financial statements of the Company, are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)    the condensed interim financial statements of the company arise from accounting records kept in all formal respects in conformity with legal regulations;

c)    we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by section 68 of the Rules of the Stock Exchange of Buenos Aires and article 12 °, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d)    at June 30, 2015 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $75.338.746, which were not yet due at that date.

Autonomous City of Buenos Aires, august 7, 2015

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Andrés Suarez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 245 F° 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 14, 2015